 Exhibit 99.1

For Immediate Release Contact: Harvey Grossblatt, President Universal Security Instruments, Inc. 410-363-3000, Ext. 224 Or Zachary Mizener Lambert & Co. 315-529-2348

Universal Security Instruments Announces its Fourth-Quarter and Year-End Results

OWINGS MILLS, Md. July 8, 2021 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced its financial results for the fourth quarter and its fiscal year ended March 31, 2021.

The Company reported:

•	For the fourth quarter ended March 31, 2021, sales decreased $616,448 (17.1%) to $2,997,338 from $3,613,786 from the comparable period last year. The Company reported a net loss of $456,838, or $0.19 per basic and diluted share compared to a net loss of $3,492,290, or $1.51 per basic and diluted share for the comparable period of the previous year.
•	For the 12 months ended March 31, 2021, sales increased $2,717,127 (18.4%) to $17,520,151 versus $14,803,024 for the fiscal year ended March 31, 2020. The Company reported net income of $268,343, or $0.12 per basic and diluted share, versus a net loss of $5,813,891 or $2.51 per basic and diluted share, for the same period last year.

Harvey Grossblatt, President and Chief Executive Officer said, “We are pleased that the Company returned to profitability for the fiscal year ended March 31, 2021 despite our fiscal fourth quarter being negatively impacted by severe supply chain challenges, including a global shortage of shipping containers, and congestion at West Coast port facilities, which impacted our ability to receive inventory and ship orders. These challenges have improved somewhat during the fiscal first quarter of our fiscal year ending March 31, 2022, and the Company was able to start shipping backorders to our customers. Our previous year-end results included a charge of $2,472,620 from the previously reported sale of our 50% interest in the Hong Kong Joint Venture, as well as our share of the Hong Kong Joint Venture’s net loss in the amount $1,369,655.”

11407 CRONHILL DRIVE, SUITE A • OWINGS MILLS, MARYLAND 21117, USA

(410) 363-3000 • www.universalsecurity.com

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 48 year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

Universal/Page 2

UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	(UNAUDITED)
	Three Months Ended March 31,
	2021	2020
Net sales	$2,997,338	$3,613,786
Net loss	(456,838)	(3,492,290)
Net loss per share – basic and diluted	(0.19)	(1.51)

Weighted average number of common shares outstanding
Basic and diluted	2,312,887	2,312,887

	(AUDITED)
	Fiscal Year Ended March 31,
	2021	2020
Net sales	$17,520,151	$14,803,024
Net income (loss)	268,343	(5,813,891)
Net income (loss) per share – basic and diluted	0.12	(2.51)

Weighted average number of common shares outstanding
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS
	March 31,
	2021	2020
Cash	$160,604	$93,794
Accounts receivable and amount due from factor	2,583,463	2,446,533
Inventory	4,181,193	5,123,959
Prepaid expenses	336,699	113,145
TOTAL CURRENT ASSETS	7,261,959	7,777,431

PROPERTY AND EQUIPMENT – NET	184,678	346,477
OTHER ASSETS	48,717	53,189
TOTAL ASSETS	$7,495,354	$8,177,097

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit - factor	$18,904	$1,561,665
Short-term portion of operating lease liability	171,122	158,578
Accounts payable– Trade	509,561	505,904
Accounts payable – Eyston Company Ltd.	755,148	266,409
Accrued liabilities	242,623	225,377
TOTAL CURRENT LIABILITIES	1,697,358	2,717,933

ACCOUNTS PAYABLE – Eyston Company Ltd. - noncurrent	1,081,440	839,831
LONG-TERM PORTION OF OPERATING LEASE LIABILITY	-	171,120
TOTAL LONG-TERM LIABILITIES	1,081,440	1,010,951

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; 20,000,000 authorized, 2,312,887 shares outstanding at March 31, 2021 and 2020	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
(Accumulated Deficit)	(8,192,414)	(8,460,757)

TOTAL SHAREHOLDERS’ EQUITY	4,716,556	4,448,213
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,495,354	$8,177,097